Lightspeed POS Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and nine months ended December 31, 2020
(expressed in thousands of US dollars)

Lightspeed POS Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at December 31 and March 31, 2020

(expressed in thousands of US dollars)
	Notes	December 31, 2020	March 31, 2020
Assets		$	$

Current assets
Cash and cash equivalents		232,646	210,969
Trade and other receivables	11	19,854	10,879
Inventories		1,501	932
Other current assets	10	24,757	10,427

Total current assets		278,758	233,207

Lease right-of-use assets	12	21,244	15,957
Property and equipment, net		8,816	7,989
Intangible assets, net	4	227,058	62,819
Goodwill	4	999,689	146,598
Restricted cash and other long-term assets	13	11,119	11,749
Deferred tax assets		39	109

Total assets		1,546,723	478,428

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	14	72,069	30,810
Lease liabilities	12	5,454	3,301
Income taxes payable		78	76
Current portion of deferred revenue		39,964	36,622

Total current liabilities		117,565	70,809

Deferred revenue		4,058	5,472
Lease liabilities	12	20,344	13,546
Long-term debt	15	29,752	29,687
Other long-term liabilities	16	4,890	8,198
Deferred tax liabilities		2,823	6,578

Total liabilities		179,432	134,290

Shareholders’ equity
Share capital	17	1,920,064	852,115
Additional paid-in capital		28,171	11,773
Accumulated other comprehensive income (loss)		14,768	(6,271)
Accumulated deficit		(595,712)	(513,479)

Total shareholders’ equity		1,367,291	344,138

Total liabilities and shareholders’ equity		1,546,723	478,428

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and nine months ended December 31, 2020 and 2019

(expressed in thousands of US dollars)
		Three months ended December 31,		Nine months ended December 31,
	Notes	2020	2019	2020	2019
		$	$	$	$

Revenues	5	57,611	32,275	139,333	84,366

Direct cost of revenues	6, 7	24,334	10,691	55,989	27,100

Gross profit		33,277	21,584	83,344	57,266

Operating expenses
General and administrative	7	20,765	6,289	35,794	14,749
Research and development	7	16,400	8,344	38,190	22,440
Sales and marketing	7	28,011	16,709	63,705	44,312
Depreciation of property and equipment		758	386	1,609	1,199
Depreciation of right-of-use assets	12	956	648	2,655	1,671
Foreign exchange loss (gain)		778	315	1,548	(95)
Acquisition-related compensation		2,258	3,187	9,663	5,949
Amortization of intangible assets		7,960	2,154	16,769	4,966

Total operating expenses		77,886	38,032	169,933	95,191

Operating loss		(44,609)	(16,448)	(86,589)	(37,925)

Net interest income (expense)	8	(67)	283	(500)	1,992

Loss before income taxes		(44,676)	(16,165)	(87,089)	(35,933)

Income tax expense (recovery)
Current		20	56	118	95
Deferred		(2,045)	(459)	(4,974)	(1,094)

Total income tax recovery		(2,025)	(403)	(4,856)	(999)

Net loss		(42,651)	(15,762)	(82,233)	(34,934)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		8,070	—	21,039	—

Total comprehensive loss		(34,581)	(15,762)	(61,194)	(34,934)

Net loss per share – basic and diluted	9	(0.39)	(0.18)	(0.83)	(0.41)

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended December 31, 2020 and 2019

(expressed in thousands of US dollars)
	Nine months ended December 31,
	2020	2019
Cash flows from (used in) operating activities	$	$
Net loss	(82,233)	(34,934)
Items not affecting cash and cash equivalents
Acquisition-related compensation	9,663	5,949
Amortization of intangible assets	16,769	4,966
Depreciation of property and equipment and lease right-of-use assets	4,264	2,870
Deferred income taxes	(4,974)	(1,094)
Stock-based compensation expense	20,957	4,810
Stock-based compensation impact from replacement awards issued	1,120	—
Unrealized foreign exchange gain	405	140
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(4,633)	1,099
Inventories	(149)	(89)
Other assets	(10,381)	(3,325)
Accounts payable and accrued liabilities	(17,102)	664
Income taxes payable	2	(10)
Deferred revenue	(5,881)	342
Other long-term liabilities	2,740	939
Net interest (income) expense	500	(1,992)

Total operating activities	(68,933)	(19,665)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,432)	(2,308)
Acquisition of business, net of cash acquired	(234,345)	(61,936)
Interest income	1,639	2,980

Total investing activities	(234,138)	(61,264)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	13,327	3,340
Proceeds from issuance of share capital	332,334	—
Share issuance costs	(18,874)	(1,609)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(2,763)	(1,940)
Financing costs	(1,250)	—

Total financing activities	322,774	(209)

Effect of foreign exchange rate changes on cash and cash equivalents	1,974	97

Net increase (decrease) in cash and cash equivalents during the period	21,677	(81,041)

Cash and cash equivalents – Beginning of period	210,969	207,703

Cash and cash equivalents – End of period	232,646	126,662

Interest paid	787	—
Income taxes paid	37	113

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the nine months ended December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$
Balance as at March 31, 2020		92,206,817	852,115	11,773	(6,271)	(513,479)	344,138

Net loss		—	—	—	—	(82,233)	(82,233)
Issuance of shares upon initial public offering on NYSE		10,896,196	332,334	—	—	—	332,334
Share issuance costs		—	(18,499)	—	—	—	(18,499)
Exercise of stock options and vesting of share awards		2,230,213	17,886	(4,559)	—	—	13,327
Stock-based compensation		—	—	20,957	—	—	20,957
Share-based acquisition-related compensation		174,950	3,888	—	—	—	3,888
Shares issued in connection with business combination	4	13,332,817	690,788	—	—	—	690,788
Replacement awards issued in connection with business combination	4	—	40,432	—	—	—	40,432
Stock-based compensation impact from replacement awards issued in connection with business combination	4	—	1,120	—	—	—	1,120
Other comprehensive income		—	—	—	21,039	—	21,039

Balance as at December 31, 2020		118,840,993	1,920,064	28,171	14,768	(595,712)	1,367,291

Balance as at March 31, 2019		83,752,210	652,336	4,278	—	(459,948)	196,666

Net loss and comprehensive loss		—	—	—	—	(34,934)	(34,934)
Share issuance costs		—	(706)	—	—	—	(706)
Exercise of stock options and vesting of share awards		1,381,029	4,625	(1,285)	—	—	3,340
Stock-based compensation		—	—	4,810	—	—	4,810
Exercise of warrants		86,251	—	—	—	—	—
Share-based acquisition-related compensation		—	2,471	—	—	—	2,471
Shares issued in connection with business combination		765,123	20,803	—	—	—	20,803

Balance as at December 31, 2019		85,984,613	679,529	7,803	—	(494,882)	192,450
The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)

    1. Organization and nature of operations
Lightspeed POS Inc. (“Lightspeed” or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed provides easy-to-use, omni-channel commerce enabling platforms. The Company’s software platforms provide its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange ("NYSE") under the stock symbol “LSPD”.
    2. Basis of presentation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). Certain information and disclosures have been omitted or condensed. The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent annual audited consolidated financial statements. These unaudited condensed interim consolidated financial statements should be read together with the Company’s annual audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2020. Certain comparative figures have been reclassified in order to conform to the current period presentation.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on February 3, 2021.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and reported amounts of revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2020.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. Concerns related to the spread of COVID-19 and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. Refer to note 3 for a description of how COVID-19 has resulted in measurement uncertainty relating to certain of the Company’s significant accounting estimates and assumptions.
    3. Significant accounting policies and other changes in the current reporting period
Changes in subsidiaries
In November 2020, the Company acquired a 100% interest in ShopKeep Inc. and its affiliates ("ShopKeep") and in December 2020, the Company acquired a 100% interest in Upserve Inc. and its affiliates ("Upserve"), both of which are wholly-owned subsidiaries (note 4).
Risks and uncertainties related to COVID-19
The uncertainties around the COVID-19 pandemic and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for the three and nine months ended December 31, 2020 other than the impact on expected credit losses driven by the changes in the macro-economic environment due to COVID-19. For information on the expense related to the loss allowance, refer to note 11. The risk and uncertainties surrounding the COVID-19 pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment, and other assets and liabilities.
In addition to the impacts disclosed above, for the nine months ended December 31, 2020, the Company received $8,091 with respect to remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally (note 7).
    4. Business combinations
ShopKeep
On November 25, 2020, the Company acquired all of the outstanding shares of ShopKeep, a cloud commerce platform provider based in New York City.
The fair value of consideration transferred on closing of $554,925 consisted of $134,055 cash paid on the closing date, net of cash acquired and 7,437,452 Common Shares, at a fair value of $51.17 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. Also included in the fair value of consideration transferred is an amount of $40,432 that was attributable to the replacement awards issued for the assumption of the stock option plan of ShopKeep. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.
Transaction costs relating to due diligence fees, legal costs, accounting fees and other professional fees for the three and nine months ended December 31, 2020 amounting to $4,319 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's Condensed Interim Consolidated Statements of Loss and Comprehensive Loss.
In conjunction with the acquisition of ShopKeep, the Company assumed the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (the “ShopKeep Plan”) by converting the options to purchase shares in the capital of

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
ShopKeep outstanding under the plan as of closing for options to purchase Common Shares of the Company. A value of $40,432 has been allocated to the purchase price, and a pre-forfeiture, estimated amount of stock-based compensation expense of $13,876 for the Company will be taken over the next two years in relation to post combination services to be provided by ShopKeep executives and employees.
A total of $10,877 of assumed accounts payable and accrued liabilities included in the liabilities assumed presented below related to transaction costs of ShopKeep prior to closing, and was settled during the three months ended December 31, 2020.
The results of operations of ShopKeep have been consolidated with those of the Company as at November 25, 2020. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of ShopKeep’s assets and liabilities as at November 25, 2020.
The following table summarizes the allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash	11,267
Trade receivables and other assets	3,111
Merchant cash advances	1,531

Total current assets	15,909

Property and equipment	765
Goodwill	483,928
Customer relationships	74,800
Software technology	13,400
Other long-term assets	122

Total assets	588,924

Current liabilities
Accounts payable and accrued liabilities	18,315
Deferred revenue	4,417

Total liabilities	22,732

Fair value of net assets acquired	566,192
Less: Cash acquired	11,267

Fair value of net assets acquired, less cash acquired	554,925

Paid in Common Shares of the Company	380,574
Paid in cash	134,055
Value of replacement awards issued	40,432
Receivable from ShopKeep	136

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
The goodwill related to the acquisition of ShopKeep is composed of the benefits of a reduction in competition in the U.S. market, expected synergies in utilizing ShopKeep technology in the Company’s product offerings, and including an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The customer relationships of ShopKeep and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 5 years and 3 years, respectively.
Right-of-use assets and lease liabilities of $7,019 were recorded by Lightspeed on the acquisition date of ShopKeep.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing.
Upserve
On December 1, 2020, the Company acquired all of the outstanding shares of Upserve, a cloud-based restaurant management software company based in Rhode Island.
The fair value of consideration transferred of $411,603 consisted of $98,855 cash paid on the closing date, net of cash acquired, and 5,895,365 Common Shares, at a fair value of $52.62 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. An amount of $2,000 was treated as a holdback that is expected to be released to Upserve within 12 months from the acquisition date. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.
Transaction costs relating to due diligence fees, legal costs, accounting fees and other professional fees for the three and nine months ended December 31, 2020 amounting to $2,246 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's Condensed Interim Consolidated Statements of Loss and Comprehensive Loss.
A total of $20,489 of assumed accounts payable and accrued liabilities included in the liabilities assumed presented below related to transaction costs of Upserve prior to closing, and was settled during the three months ended December 31, 2020.
The results of operations of Upserve have been consolidated with those of the Company as at December 1, 2020. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of Upserve's assets and liabilities as at December 1, 2020.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

$

Current assets
Cash	15,718
Trade receivables and other assets	2,659

Total current assets	18,377

Property and equipment	376
Goodwill	353,490
Customer relationships	71,400
Software technology	15,200
Other long-term assets	123

Total assets	458,966

Current liabilities
Accounts payable and accrued liabilities	28,253
Deferred revenue	3,392

Total liabilities	31,645

Fair value of net assets acquired	427,321
Less: Cash acquired	15,718

Fair value of net assets acquired, less cash acquired	411,603

Paid in Common Shares of the Company	310,214
Paid in cash	98,855
Payable to Upserve	2,534
The goodwill related to the acquisition of Upserve is composed of the benefits of a reduction in competition in the U.S. market, expected synergies in utilizing Upserve technology in the Company’s product offerings, and including an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The customer relationships of Upserve and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 5 years and 3 years, respectively.
Right-of-use assets and lease liabilities of $420 were recorded by Lightspeed on the acquisition date of Upserve.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing.
If the acquisitions of ShopKeep and Upserve had occurred on April 1, 2020, the Company estimates that revenues of the combined entities would have been $199,680 and net loss of the combined entities would have been $112,748 for the nine months ended December 31, 2020. The amounts of revenues and net loss contributed by ShopKeep and Upserve from the dates of acquisition and included in the Company's Condensed Interim Consolidated Statements of Loss and Comprehensive Loss for the nine months ended December 31, 2020 are $8,298 and $6,751.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
    5. Revenue from contracts with customers
The disaggregation of the Company’s revenue from contracts with customers was as follows:

	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Software and payments revenue	52,529	28,354	127,006	75,087
Hardware and other	5,082	3,921	12,327	9,279

Total revenue from contracts with customers	57,611	32,275	139,333	84,366
    6. Direct cost of revenues

	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Cost of software and payments revenue
Support	7,165	4,053	16,264	10,517
Other third-party costs	12,542	4,057	28,594	8,993

	19,707	8,110	44,858	19,510

Cost of hardware and other
Hardware and other	4,627	2,581	11,131	7,590

Total direct cost of revenues	24,334	10,691	55,989	27,100
Support consists of any support services provided by the Company to its customers and mostly consists of salaries. Other third-party costs consists of amounts paid to our third-party cloud service providers, payments made to suppliers of certain software add-ons sold by the Company and direct costs related to Lightspeed Payments. Hardware relates to costs of hardware sold to customers, and other relates to implementation services provided to customers.
    7. Employee compensation
The total employee compensation comprising salaries and benefits, excluding tax credits and government subsidies for the three and nine months ended December 31, 2020, was $50,255 and $115,050 (December 31, 2019 – $23,639 and $59,473).

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
Stock-based compensation and related costs were included in the following expenses:

	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Direct cost of revenues	1,329	197	2,367	445
General and administrative	4,485	1,214	8,051	2,590
Research and development	4,873	778	9,898	1,701
Sales and marketing	7,683	1,345	13,295	2,518

Total stock-based compensation and related costs	18,370	3,534	33,611	7,254

Due to the COVID-19 pandemic, the Company benefited from global government subsidies. The subsidies were included as a reduction in the following expenses:

	Three months ended December 31, 2020	Nine months ended December 31, 2020
	$	$

Direct cost of revenues	24	1,004
General and administrative	38	1,444
Research and development	84	2,656
Sales and marketing	87	2,987

Total government subsidy	233	8,091
    8. Finance income and costs

	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$

Interest income	623	682	1,627	2,980
Interest expense	(690)	(399)	(2,127)	(988)

Net interest income (expense)	(67)	283	(500)	1,992

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
    9. Loss per share
The Company had two categories of potentially dilutive securities: share options and awards and warrants. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three and nine months ended December 31, 2020 and 2019. All outstanding potentially dilutive securities could potentially dilute loss per share in the future.

	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019

Issued Common Shares	118,840,993	85,984,613	118,840,993	85,984,613
Weighted average number of Common Shares (basic and diluted)	109,563,572	85,661,763	99,007,423	84,825,306

Net loss per Common Share – basic and diluted	$(0.39)	$(0.18)	$(0.83)	$(0.41)
The weighted average number of potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019

Stock options and awards	8,260,731	6,460,604	7,874,966	6,229,913
Warrants	—	—	—	35,624
    10. Other current assets

	December 31, 2020	March 31, 2020
	$	$

Restricted cash	8,341	1,829
Prepaid expenses and deposits	11,307	4,048
Commission asset	3,735	3,938
Other	1,374	612

Total other current assets	24,757	10,427

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
    11. Trade and other receivables

	December 31, 2020	March 31, 2020
	$	$

Trade	14,245	7,721
Loss allowance	(4,451)	(2,878)

Total trade receivables	9,794	4,843

Research and development tax credits receivable	5,717	4,059
Sales tax receivable	1,985	847
Merchant cash advances	1,362	—
Other	996	1,130

Total trade and other receivables	19,854	10,879
Included in general and administrative expenses is an expense of $908 and $2,096 related to loss allowance for the three and nine months ended December 31, 2020 (December 31, 2019 – expense of $379 and a reversal of $293).
    12. Leases
The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The expected lease terms are between one and ten years.
The roll-forward of lease right-of-use assets is as follows:

Cost	$
As at March 31, 2020	18,403
Additions	5,256
Acquired in business combinations	7,439
Modifications to lease contracts	(5,354)
Exchange differences	252
As at December 31, 2020	25,996

Accumulated depreciation
As at March 31, 2020	2,446
Depreciation charge	2,655
Modifications to lease contracts	(349)
As at December 31, 2020	4,752

Cost, net accumulated depreciation
As at March 31, 2020	15,957

As at December 31, 2020	21,244

Offices	20,291
Vehicles	953

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
The maturity analysis of lease liabilities as at December 31, 2020 is as follows:

Fiscal Year	$

2021	1,591
2022	5,102
2023	4,442
2024	3,716
2025	3,174
2026 and thereafter	7,773

Total minimum payments	25,798
Expenses relating to short-term leases, including those excluded due to the election of the practical expedient, as well as variable lease payments not included in the measurement of lease liabilities, were approximately $584 and $1,377 for the three and nine months ended December 31, 2020 (December 31, 2019 – $421 and $1,185). The interest expense for the three and nine months ended December 31, 2020 was $253 and $745 (December 31, 2019 – $212 and $606).
    13. Restricted cash and other long-term assets

	December 31, 2020	March 31, 2020
	$	$

Restricted cash	3,054	7,703
Prepaid expenses and deposits	2,691	446
Commission asset	4,049	2,898
Other	1,325	702

Total restricted cash and other-long term assets	11,119	11,749
    14. Accounts payable and accrued liabilities

	December 31, 2020	March 31, 2020
	$	$

Trade	25,503	12,325
Accrued compensation and benefits	18,369	9,528
Accrued payroll taxes on stock-based compensation	7,978	1,170
Acquisition-related payables	17,640	7,318
Other	2,579	469

Total accounts payable and accrued liabilities	72,069	30,810

Our commitments increased from those disclosed in our audited annual consolidated financial statements for the year ended March 31, 2020 as a result of a new commitment with a cloud service provider, signed in FY21, of $8,500 over the next three years.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
The Company also has another agreement with a cloud service provider with a spend commitment of $9,300 over the next three years.
    15. Credit facility
The Company has credit facilities with the Canadian Imperial Bank of Commerce (“CIBC”), which include a $25,000 demand revolving operating credit facility (the “Revolver”) and a $50,000 stand-by acquisition term loan, $20,000 of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”).
The Revolver will be available for draw at any time during the term of the Credit Facilities.
The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Gastrofix GmbH ("Gastrofix") and will mature 60 months thereafter. The interest rate on the current Acquisition Facility is equal to LIBOR + 3.0%.
The financing costs related to the Credit Facilities are netted against the principal and are being amortized over the 60- month term.
The Credit Facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The Company is in compliance with all covenants.
    16. Other long-term liabilities

	December 31, 2020	March 31, 2020
	$	$

Acquisition-related payables	1,473	8,000
Accrued payroll taxes on stock-based compensation	3,417	198

Total other long-term liabilities	4,890	8,198
    17. Share capital
The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series.
Initial Public Offering on the New York Stock Exchange
On September 15, 2020, the Company completed an initial public offering on the New York Stock Exchange and issued 10,896,196 Subordinate Voting Shares for a total gross consideration of $332,334, including 896,196 Subordinate Voting Shares issued upon the exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $27,334. Share issuance costs amounted to $18,044. A secondary sale of 2,142,808 Subordinate Voting Shares by certain shareholders was also made on the same day for gross consideration of $65,356, with the underwriting fees relating to their shares being paid by the selling shareholders. This secondary sale included the conversion of 238,456 Multiple Voting Shares into Subordinate Voting Shares.
The Company previously had Multiple Voting Shares issued and outstanding, but all such Multiple Voting Shares were automatically converted into Subordinate Voting Shares on a one-for-one basis on December 1, 2020 as a result of reaching

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
the automatic conversion ownership threshold attached to the Multiple Voting Shares, all in accordance with their terms. As a result of such automatic conversion, the Subordinate Voting Shares are the Company’s only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of the Company’s restated articles of incorporation, upon the automatic conversion of all of its issued and outstanding Multiple Voting Shares, the authorized and unissued Multiple Voting Shares as a class were automatically deleted entirely from the Company’s authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at December 31, 2020, the Company has only two classes of shares authorized for issuance, being the Subordinate Voting Shares and the preferred shares.
    18. Related party transactions
Key management personnel includes the C-Level executives, and other Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

Nine months ended December 31, 2020
$

Short-term employee benefits and other benefits	1,428
Stock-based payments	4,739

Total compensation paid to key management personnel	6,167
    19. Financial instruments
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Unobservable inputs for the asset or liability.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash, trade receivables, merchant cash advances, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of contingent consideration and other long-term liabilities approximates their carrying value as at December 31 and March 31, 2020.

Lightspeed POS Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2020 and 2019

(expressed in thousands of US dollars, except number of shares)
Recurring fair value measurements
Contingent consideration
On January 7, 2020, the Company acquired Gastrofix, a cloud-based POS hospitality software provider in Germany. The amount included in the purchase price related to the estimated fair value of contingent consideration was nil. The contingent consideration was valued by the Company using a discounted cash flow model under the income approach. The maximum potential contingent consideration payout is $10,030 over two years. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities as well as other long-term liabilities on the condensed interim consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the condensed interim consolidated statements of loss and comprehensive loss. As at December 31, 2020, there was no change in the estimated contingent consideration from the time of the acquisition.
As at December 31 and March 31, 2020, financial instruments measured at fair value in the condensed interim consolidated balance sheet were as follows:

	December 31, 2020			March 31, 2020

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Cash and cash equivalents	Level 1	232,646	232,646	Level 1	210,969	210,969
Restricted cash	Level 1	11,395	11,395	Level 1	9,532	9,532
Contingent consideration	Level 3	0	0	Level 3	0	0